Deutsche Bank
Corporate Trust & Agency Services

RECEIVED

2004 AUG -5 A 9:41

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Deutsche Bank

04036018

Paul M
Vice Pr
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 27th Floor
New York, NY 10005

Direct Tel: 212 250 1905
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

July 30, 2004

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Hanny Holdings - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

This letter and the attached documentation, as provided by Hanny Holdings, are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to Hanny Holdings. The SEC file number relating to such exemption is 82-3638.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company, as Depositary
As Depositary

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

dlw
8/5

Attached:

- Announcement made to HK Stock Exchange pursuant to Rules 13.13 and 13.15
- Results, Year Ending March 31 2004
- Announcement of Meeting

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT PURSUANT TO RULES 13.13 AND 13.15 OF THE LISTING RULES

This announcement is made pursuant to Rules 13.13 and 13.15 of the Listing Rules to disclose the Group's advances to entities, comprising trade receivables and a loan advance. The amount of each advance exceeded 8% of the Company's market capitalization as at 31 March 2004.

The Stock Exchange is of the view that the Company have breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by rules 13.13 and 13.15 and reserves its rights to take appropriate actions against the Company.

This announcement is made by the directors (the "Directors") of Hanny Holdings Limited (the "Company") in compliance with the disclosure requirements under Rules 13.13 and 13.15 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

As at 31 March 2004, there were 186,553,202 shares of the Company in issue. Based on the average closing price of the Company's shares of HK$3.20 as stated in Stock Exchange's daily quotation sheets for the trading days from 24 March 2004 to 30 March 2004 (both days inclusive), being the five business days immediately preceding 31 March 2004, the total market capitalization of the Company was approximately HK$596.9 million as at 31 March 2004 (the "Total Market Capitalisation").

As at 31 March 2004, trade receivables due to the Company and its subsidiaries (the "Group") from (1) Walmart Stores Inc. (2) Best Buy Co. Inc. and (3) Officemax Inc., three principal groups of customers of the Group, amounted to approximately HK$132.3 million, HK$81.3 million and HK$48.0 million respectively. Each of the three groups of trade receivables were interest-free, unsecured, within their credit terms of 0 to 90 days from the invoice date and arose from the sale by the Group of mainly optical storage, media drives and computer accessories which is part of the Group's ordinary course of business, and represented more than 8% of the Total Market Capitalisation.

As at 31 March 2004, the aggregate amount of the advance by the Company to Wing On Travel (Holdings) Limited ("Wing On") was approximately HK$168 million (the "Loan"), representing more than 8% of the Total Market Capitalisation. The Loan is unsecured and bears interest at a rate of 2% over the Hong Kong dollar prime rate and is repayable on demand. Wing On Travel (Holdings) Limited is indirectly owned as to 32.2% by China Strategic Holdings Limited, a company in which the Company has 29.4% interest in. Accordingly, Wing On is not a connected person of the Company.

As the financial year end of the Company was in 31 March 2004, the Company required time to finalise the figures of the financial assistance and trade receivables so that they did not deviate significantly from its audited results. In addition, due to substantial amendments to the Listing Rules, significant time is required to review the new rules and the financial impacts on the Group's activities. In view of the lowered reporting thresholds, the Company implemented additional reporting requirements. However, as often found with new systems, teething issues resulted in the review of the new rules and the financial impacts on the Group's activities together with the collation of information for the first reporting date (i.e. 31 March 2004) taking longer than expected time.

The Stock Exchange is of the view that the Company have breached the Listing Rules in respect of what it considers to be the Company's late reporting of matters required by rules 13.13 and 13.15 and reserves its rights to take appropriate actions against the Company.

The Company confirms that as far as it is aware, at the date of this Announcement, there are no additional disclosure obligations pursuant to rule 13.14 of the Listing Rules.

The Company will comply with the relevant disclosure requirements pursuant to Rule 13.20 of the Listing Rules for so long as the circumstances giving rise to such disclosure obligation continue to exist.

List of all directors of the Company as the date of this announcement

Executive Directors:–
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

By Order of the Board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

Hong Kong, 15 July 2004

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED MARCH 31, 2004

SUMMARY OF RESULTS

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended March 31, 2004 together with comparative figures for the previous year are as follows:

Consolidated Income Statement

	Notes	Year ended March 31, 2004 HK$'000	2003 HK$'000 (As restated)
TURNOVER	2	5,009,930	4,162,804
COST OF SALES		(3,921,842)	(3,248,769)
GROSS PROFIT		1,088,088	914,035
OTHER OPERATING INCOME	3	117,563	96,980
DISTRIBUTION AND SELLING EXPENSES		(688,528)	(685,793)
ADMINISTRATIVE EXPENSES		(283,709)	(278,968)
OTHER OPERATING EXPENSES	4	(4,598)	(38,608)
PROFIT BEFORE IMPAIRMENT LOSS ON INVESTMENT SECURITIES		228,816	7,646
IMPAIRMENT LOSS ON INVESTMENT SECURITIES		–	(323,287)
PROFIT (LOSS) FROM OPERATIONS	5	228,816	(315,641)
FINANCE COSTS	6	(26,440)	(31,669)
SHARE OF RESULTS OF ASSOCIATES		(73,463)	(32,397)
IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE		–	(104,585)
NET GAIN ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES	7	10,377	25
AMORTIZATION OF GOODWILL ARISING ON ACQUISITION OF ASSOCIATES		(17,651)	(6,612)
ALLOWANCE FOR LOANS TO ASSOCIATES		–	(79,595)
PROFIT (LOSS) BEFORE INCOME TAX		121,639	(570,474)
INCOME TAX EXPENSE	8	27,846	36,041
PROFIT (LOSS) BEFORE MINORITY INTERESTS		93,793	(606,515)
MINORITY INTERESTS		80,493	42,105
PROFIT (LOSS) FOR THE YEAR		13,300	(648,620)
DIVIDENDS	9	11,221	–
EARNINGS (LOSS) PER SHARE – BASIC	10	HK$0.08	HK$(4.05)

Notes:

1. **Change in accounting policy**

In the current year, the Group has adopted, for the first time, the Statement of Standard Accounting Practice No. 12 Income Taxes ("SSAP 12 (Revised)") issued by the Hong Kong Society of Accountants. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognized in respect of all temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the revised accounting policy has been applied retrospectively. Comparative amounts for 2003 have been restated accordingly.

As a result of this change in policy, the balance of retained profits and minority interests at April 1, 2002 has been increased by HK$6,616,000 and HK$6,218,000, respectively representing the cumulative effect of the change in policy on the results for the periods prior to April 1, 2002. The change has resulted in an increase in the profit for the year of HK$8,877,000 for the year ended March 31, 2004 (2003: an increase in loss for the year of HK$148,000).

2. **Turnover and segment information**

The Group is currently operating into three business segments, namely trading of computer related products, consumer electronic products and securities. Segment information about these businesses is presented below:

2004

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000
TURNOVER				
External sales	3,737,278	1,237,703	34,949	5,009,930
SEGMENT RESULT	206,695	21,881	20,804	249,380
Interest income				22,728
Unallocated corporate expenses				(43,292)
Profit from operations				228,816
Finance costs				(26,440)
Share of results of associates				(73,463)
Net gain on disposal of subsidiaries and associates				10,377
Amortization of goodwill arising on acquisition of associates				(17,651)
Profit before income tax				121,639
Income tax expense				27,846
Profit before minority interests				93,793

2003

	Trading of computer related products HK$'000	Trading of consumer electronic products HK$'000	Trading of securities HK$'000	Consolidated HK$'000 (As restated)
TURNOVER				
External sales	2,975,181	1,109,617	78,006	4,162,804
SEGMENT RESULT	97,875	20,177	(110,408)	7,644
Interest income				38,646
Unallocated corporate expenses				(38,644)
Profit before impairment loss on investment securities				7,646
Impairment loss on investment securities				(323,287)
Loss from operations				(315,641)
Finance costs				(31,669)
Share of results of associates				(32,397)
Impairment loss on goodwill arising on acquisition of an associate				(104,585)
Net gain on disposal of subsidiaries				25
Amortization of goodwill arising on acquisition of an associate				(6,612)
Allowance for loans to associates				(79,595)
Loss before income tax				(570,474)
Income tax expense				36,041
Loss before minority interests				(606,515)

3. **Other operating income**

Other operating income included the following items:

	Year ended March 31, 2004 HK$'000	2003 HK$'000
Exchange gain	31,467	18,974
Interest income	22,728	38,646
Net unrealized holding gain on other investments	16,829	–
Net gain on disposal of investment securities	9,577	–
Gain on disposal of other asset	5,660	–
Internet service income	3,363	5,262
Royalty income	2,722	3,063

4. **Other operating expenses**

	Year ended March 31, 2004 HK$'000	2003 HK$'000
Impairment loss on goodwill arising on acquisition of a subsidiary	4,598	–
Net unrealized holding loss on other investments	–	26,482
Write off of long-term loan and interest receivable	–	10,821
Impairment loss on property, plant and equipment	–	1,305
	4,598	38,608

5. **Profit (loss) from operations**

	Year ended March 31, 2004 HK$'000	2003 HK$'000
Profit (loss) from operations has been arrived at after charging (crediting):		
Staff costs (including directors' emoluments):		
Salaries and other benefits	170,261	151,729
Retirement benefits scheme contributions	3,160	3,854
	173,421	155,583
Depreciation and amortization:		
Amortization of intangible assets (included in administrative expenses)	44,137	14,338
Depreciation and amortization on property, plant and equipment:		
– Owned assets	19,298	20,816
– Assets held under finance leases	334	455
	63,769	35,609
Allowance for bad and doubtful debts	3,208	36,534
Allowance for loans receivable	16,653	22,056
Allowance for margin loans receivable	5,300	2,429
Allowance for slow moving and obsolete inventories	24,679	12,277
Auditors' remuneration	9,204	7,003
Net realized (gain) loss on other investments	(3,975)	83,926
Loss on disposal of property, plant and equipment	696	3,373

6. **Finance costs**

	Year ended March 31, 2004 HK$'000	2003 HK$'000
Interest on borrowings wholly repayable within five years:		
– Bank loans and overdrafts	12,070	10,458
– Other loans	13,229	20,360
– Finance leases	587	244
Interest on bank loans not wholly repayable within five years	554	607
	26,440	31,669

7. **Net gain on disposal of subsidiaries and associates**

	Year ended March 31, 2004 HK$'000	2003 HK$'000
Gain on partial disposal of shareholding in a subsidiary	28,594	–
Net loss on deemed disposal of shareholding in associates	(16,935)	–
(Loss) gain on disposal of subsidiaries	(1,282)	25
	10,377	25

8. **Income tax expense**

	Year ended March 31, 2004 HK$'000	2003 HK$'000 (As restated)
Current tax:		
Hong Kong Profits Tax		
(Over)underprovision in prior years	(112)	141
Overseas	46,378	31,773
	46,266	31,914
Deferred tax:		
Current year	(20,810)	286
Attributable to a change in tax rate	13	–
	(20,797)	286
Share of tax on results of associates	2,377	3,841
	27,846	36,041

No tax is payable on the profit for the year arising in Hong Kong since the assessable profit is wholly absorbed by tax losses brought forward.

Hong Kong Profits Tax is calculated at 17.5% (2003: 16%) of the estimated assessable profit for the year. In June 2003, the Hong Kong Profits Tax rate was increased from 16% to 17.5% with effect from 2003/2004 year of assessment. The effect of this increase has been reflected in the calculation of deferred tax balances as at March 31, 2004.

Income tax arising in other jurisdictions is calculated at rates prevailing in respective jurisdictions.

9. **Dividends**

	Year ended March 31, 2004 HK$'000	2003 HK$'000
Final, paid – HK2 cents per share for 2003 (2002: nil)	3,206	–
Interim, paid – HK5 cents per share for 2004 (2003: nil)	8,015	–
	11,221	–

The final dividend of HK6 cents per share (2003: HK2 cents per share), in cash with a scrip option, has been proposed by the directors and is subject to approval by the shareholders in the forthcoming annual general meeting ("AGM").

10. **Earnings (loss) per share**

The calculation of the basic earnings (loss) per share is based on the profit for the year of HK$13,300,000 (2003: loss of HK$648,620,000, as restated) and on the weighted average number of shares in issue during the year of 164,239,677 shares (2003: 160,303,174 shares).

The computation of diluted earnings per share for the year ended March 31, 2004 does not assume the exercise of the Company's outstanding share options as the exercise price of those options is higher than the average market price for shares for the year.

The computation of diluted loss per share for the year ended March 31, 2003 had not assumed the exercise of the Company's share options because the exercise would result in a decrease in loss per share.

In respect of adjustments to the comparative figure of basic loss per share arising from the adoption of SSAP 12 (Revised) for the year ended March 31, 2003, there is no significant impact on the basic loss per share for the year ended March 31, 2003. No restatement for basic loss per share has been made accordingly.

FINAL DIVIDEND

Interim dividend of HK5 cents per share was paid during the year (2003: nil). The Board has recommended the payment of a final dividend of HK6 cents per share (2003: HK2 cents) to be paid to shareholders whose names appear on the Register of Members of the Company on Thursday, September 23, 2004.

Subject to shareholders' approval at the AGM, the dividend warrants will be paid on or about Thursday, October 21, 2004 in cash, with shareholders being given the option to receive shares of HK$0.01 each ("New Shares") in the Company in lieu of cash in respect of part of all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five consecutive trading days from Friday, September 17, 2004 to September 23, 2004. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to shareholders after the AGM. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be allotted and issued.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Friday, September 24, 2004 to Monday, September 27, 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Hong Kong for registration not later than 4:00 p.m. on Thursday, September 23, 2004.

MANAGEMENT DISCUSSION AND ANALYSIS

Results and financial review

Results

For the year ended March 31, 2004, the Group's audited consolidated profit before minority interests was HK$93.8 million (2003: loss of HK$606.5 million, as restated), which comprised profit from operations of HK$228.8 million (2003: loss of HK$315.6 million), finance costs of HK$26.4 million (2003: HK$31.7 million), net gain on disposal of subsidiaries and associates of HK$10.4 million (2003: Nil), amortization of goodwill arising on acquisition of associates of HK$17.7 million (2003: HK$6.6 million), share of net losses of associates of HK$73.5 million (2003: HK$32.4 million) and taxation of HK$27.8 million (2003: HK$36.0 million, as restated). Impairment loss on goodwill arising on acquisition of an associate of HK$104.6 million and allowance for loan to associates of HK$79.6 million included in last year did not recur for the year ended March 31, 2004.

Segment Results

For trading of computer related products, segment turnover amounted to HK$3,737.3 million, increased by HK$762.1 million (25.6%) and segment result recorded HK$206.7 million, increased by HK$108.8 million (111.2%).

For trading of consumer electronic products, segment turnover amounted to HK$1,237.7 million, increased by HK$128.1 million (11.5%) and segment result recorded HK$21.9 million, increased by HK$1.7 million (8.4%).

For trading of securities, segment turnover amounted to HK$34.9 million, decreased by HK$43.1 million (55.2%) and segment result turned around to profit of HK$20.8 million from loss of HK$110.4 million.

This year, the Group still enjoyed significant growth without lowering gross profit margin. This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made. In the wake of the gradual economic recovery from this year, the Group results turned around into profits.

Liquidity

Net bank and cash balances at March 31, 2004 decreased to HK$141.1 million (2003: HK$221.4 million which accounted for 9.8% (2003: 15.9%, as restated) of the net tangible asset value of the Group. The cash was mainly used for daily operations and purchase of inventories in response to the improved sales performance during the year. The current ratio of the Group at March 31, 2004 was 1.39 (2003: 1.40).

Financial Review

The net current assets of the Group at March 31, 2004 increased by HK$168.4 million (35.3%) to HK$645.8 million (2003: HK$477.4 million).

Such increase was mainly attributable to the increase in inventory level of the subsidiaries in the United States and United Kingdom, from HK$505.2 million as at March 31, 2003 to HK$877.4 million as at March 31, 2004, as the management foresees an increasing sales trend in the coming years. In addition, market prices of products such as DVD and CDR boosted up owing to the decrease in supply. Therefore, the Company made bulk purchase so as to bargain for favourable prices.

Trade and other receivables increased from HK$486.6 million as at March 31, 2003 to HK$738.8 million as at March 31, 2004. Debtors turnover day increased from 35 days in 2003 to 50 days in current year. Owing to the increasing demand of DVD, turnover of such product increased at the end of the year leading to the increase in trade receivable balance at year end.

Trade and other payables increased from HK$890.6 million as at March 31, 2003 to HK$1,272.3 million as at March 31, 2004. Creditors turnover day remained steady from 75 days in 2003 to 78 days in current year. The Company was able to maintain a stable credit period by having established a long-term relationship with its major suppliers and making bulk purchases during the year.

At March 31, 2004, total borrowings of the Group amounted to HK$384.2 million (2003: HK$445.0 million), of which HK$10.8 million (2003: HK$177.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$205.7 million (2003: HK$237.5 million), other loans of HK$151.3 million (2003: HK$180.0 million), overdrafts of HK$23.3 million (2003: HK$22.4 million), obligations under finance leases of HK$1.5 million (2003: HK$2.7 million) and amount due to a minority shareholder of HK$2.4 million (2003: HK$2.4 million). The drop in borrowings was due to the repayment of bank and other loans during the year to lower the finance costs.

Interests in associates

At March 31, 2004, interests in associates amounted to HK$906.4 million (2003: HK$271.4 million), represented share of net assets of HK$617.5 million (2003: HK$172.3 million), goodwill on acquisition of an associate of HK$256.6 million (2003: HK$65.5 million), loans to associates of HK$1.4 million (2003: HK$7.7 million) and amounts due therefrom of HK$30.9 million (2003: HK$25.9 million). The substantial increase in balance was mainly due to the further acquisition of an associate which was classified as investment in securities as at March 31, 2003, resulting in the increase in share of net assets and goodwill.

Pledge of assets

At March 31, 2004, certain assets of the Group amounted to HK$399.0 million (2003: HK$323.7 million) were pledged to banks and financial institution for loans' facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at March 31, 2004 was slightly reduced to 20.5% (2003: 25.7%, as restated).

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. The risk of foreign exchange fluctuation had not been significant to the Group. Interest rates of import loans are mainly referenced to LIBOR or HIBOR plus whereas that of bank and other loans are Prime plus. At the balance sheet date, the Group did not enter into any interest rate speculative and hedging contracts. However, the recent weakening of the United States Dollars against other foreign currencies (especially Canadian Dollars and Great British Pounds) would bring about certain exchange gains to the Canadian and European subsidiaries so far. Because of the possible rebound of the United States Dollars, the Group will consider entering into hedging contracts to eliminate exposure to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

At March 31, 2004, the Group has no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider. At March 31, 2003, the extent of such facilities was HK$11.7 million.

Employees and remuneration policies

At March 31, 2004, there were approximately 700 staff (2003: 800) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employees training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options were awarded to employees on merit basis and some share options were granted during the year.

BUSINESS AND CORPORATE DEVELOPMENTS

Acquisition of shares in China Strategic Holdings Limited ("CSHL")

At March 31, 2003, an amount of approximately HK$698.4 million included in investments in securities represented the Group's 14.55% equity interest in CSHL which is a listed company in Hong Kong. In September 2003, the Group acquired an additional interest of 16.65% in CSHL for a consideration of approximately HK$19.3 million. Accordingly, the investment in CSHL was increased to 31.20% and it was reclassified from investments in securities to interests in associates. Details shall refer to the circular of the Company dated July 29, 2003. As at the date of the announcement, the Group's shareholding in CSHL was 29.36%.

Disposal of Shares in Memorex Holdings Limited ("Memorex Holdings")

On October 25, 2003, the Group entered into a sale and purchase agreement (the "Agreement") with Global Media Limited (the "Purchaser"), a subsidiary of Investor Capital Partners – Asia Fund. Investor Capital Partners – Asia Fund is a private equity fund advised by Investor Asia Limited, a wholly-owned subsidiary of Investor AB, which in turn is listed on the Stockholm Stock Exchange and is Sweden's largest investment holding company with a market capitalization of over US$6 billion. Pursuant to the Agreement, the Purchaser agreed to acquire and the Group agreed to dispose of 35% of the issued share capital in Memorex Holdings (which, following a reorganization, would represent an attributable interest of approximately 23.5% in Memorex International Inc., a non-wholly owned subsidiary of the Group), for an aggregate cash consideration of approximately US$39.9 million (equivalent to HK$311.2 million).

In addition, the Purchaser has a call option whereby it may purchase an additional 20% interest in Memorex Holdings from the Group, exercisable in whole or in part at any time within three years from the date of the completion, at an exercise price equal to the aggregate of: (i) US$26.9 million (equivalent to HK$209.8 million); and (ii) the amount which represents 20% of the consolidated retained profits of Memorex Holdings which may be accumulated from the date of the completion to the last date of the quarter preceding the exercise of the call option.

In the 30 day period after the third anniversary of the date of the completion, the Purchaser has a partial exit right whereby it may require the Group to purchase 17.5% of the issued share capital of Memorex Holdings, at the same price per share at which the Purchaser acquired its 35% interest in Memorex Holdings at the date of the completion.

Details of these transactions are set out in the circular of the Company dated November 18, 2003.

Acquisition of Dysan and Precision trademarks

In November 2003, the Group completed the purchase of the trademarks DYSAN and PRECISION at a consideration of HK$190 million. The acquisition of these brandnames enables the Group to further build on its intellectual property portfolio. Leveraging our established sales, marketing and distribution network for the Memorex® brand, the Group intends to expand its product offerings for Dysan and Precision branded products to target the different markets and end-users.

Acquisition of a land development project known as 珠海錦興產業園

In December 2003, an indirect wholly-owned subsidiary of the Group entered into an agreement for acquisition of the entire interest in a company which had a co-operation agreement entered into an independent third party for the joint development of certain land located at Doumen District, Zhuhai City of the People's Republic of China (「珠海錦興產業園」). As at March 31, 2004, a total of approximately HK$155.4 million was paid for obtaining certain parts of the land use right for land development, site formation and the exclusive development right to the 珠海錦興產業園.

Placing and Subscription of Shares

On January 28, 2004, ITC Corporation Limited ("ITC"), a substantial shareholder of the Company, entered into a placing and subscription agreement with the placing agent and the Company pursuant to which ITC agreed to place 21,500,000 shares at the price of HK$4.00 per share to not less than six placees who were independent third parties procured by the placing agent and ITC would subscribe for 21,500,000 new shares at the same price of HK$4.00 per share. Please refer to the Company's announcement of January 28, 2004 for details of such placing and subscription.

BUSINESS AND OPERATIONS REVIEW

Trading Operations

During the year, Memorex® made significant achievements throughout North America, Europe and Asia.

North America

In the North American market, Memorex® continues to achieve strong results in all segments of its business. The Memorex® brand continues to lead the market for optical media, maintaining in excess of 30% market share for both CD-R and DVD media. The Group also achieved substantial growth in its computer accessories and USB flash drive businesses segments during the year. Key to the Group's success continues to be its extensive retail distribution network in both the U.S. and Canada.

The Group expects continued sales growth to be driven by DVD media and USB flash drives in the coming year. Both categories are expected to experience a 100% increase in unit shipments during the year. The surge in demand for DVD media can be attributed to declining retail prices and the explosive growth of DVD computer drives and DVD home recorders which have started to replace the VCR in the home. The USB flash drive has become the standard for small file transfer and is replacing the floppy disc.

During the year, the Group relocated its headquarters in North America from Santa Fe Springs to a new enlarged facility in Cerritos, California to enhance efficiency.

Europe

The results in Europe have been very successful. Turnover increased by 16.6% over the previous year. The key focus of this year was to improve profitability. This was achieved by a combination of significant improvements to gross margin and reducing costs. The improvement in gross margin was attained by discontinuing non-profit making products, such as hardware and input devices, restructuring promotional activity from Pan – European to more specific local activities and focusing the entire Memorex® team on profit and attaining turnover goals. The most significant cost reduction was achieved by the closure of a marketing and planning office in Germany and amalgamating those functions into the UK head office.

Asia

The Group has made a good start in its geographic penetration in Asia. A 5.5% revenue growth with moderate earning were recorded during the year. The Group recorded a profit of approximately HK$1.7 million for the 2nd quarter of 2004 for the Asian market from losses in previous year. In the coming years, the Group will continue to strive to attain a strong market share for the Memorex® brand in Asia.

OUTLOOK

The achievements of year 2003/2004 are impressive. The Group recorded continuous growth of 20.3% in revenue and 19.0% in gross profits.

For the coming year, the Group will keep pursuing its dominant strategies towards geographic expansion of markets and innovation in branded products to further booster its market share and revenue. With worldwide economic recovery, the Group will take this golden opportunity to explore new strategic alliances as stronger powerhouse of its core business and to line up licensees for launching of a range of products.

The provision of an extensive range of products available and with the quick access to trade information and market conditions in all the countries we operate in, the Group would then be able to work closely with its customers to supply the optimal product mix for their particular markets thereby improving gross margins for both the end-customers and our Group. This will not only help maintaining business margins, but will also enhance the loyalty of our customers.

Looking forward, the Group will dedicate to maximize shareholder value by (i) maintenance of the Group's leading position in optical media sales and marketing operation worldwide and (ii) increasing the gross revenue and generating operating profits in years to come.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended March 31, 2004 with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") except that the non-executive directors are not appointed for a specific term as they are subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Bye-laws of the Company.

AUDIT COMMITTEE

The audit committee of the Company (the "Audit Committee") has reviewed with the management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the review of the Company's audited financial statements for the year ended March 31, 2004. The Audit Committee currently comprises two independent non-executive directors, namely, Mr. Tsang Link Carl, Brian, and Mr. Kwok Ka Lap, Alva.

DETAILED RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be subsequently published on the Stock Exchange's website in due course.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, July 23, 2004

List of all directors of the Company as at the date of this announcement

Executive Directors:–
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:–
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:–
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

HANNY

VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 275)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Hanny Holdings Limited (the "Company") will be held at Conference Room, 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 31st August 2004 at 10:30 a.m. for the following purposes:

1. To receive and consider the audited financial statements for the year ended 31st March 2004 and the Reports of the Directors and Auditors thereon.

2. To declare a final dividend for the year ended 31st March 2004.

3. To re-elect Directors and to authorise the Board of Directors to fix the Directors' remuneration for the ensuing year.

4. To re-appoint auditors and authorise the Board of Directors to fix their remuneration.

5. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

   "**THAT** conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of, and permission to deal in, the shares of HK$0.01 each in the share capital of the Company (the "Shares") to be issued pursuant to the exercise of options which may be granted under the New Scheme Limit (as defined below), the refreshment of the scheme limit of the Company's share option scheme adopted on 17th March 2003, up to 10% of the number of Shares in issue as at the date of passing this resolution (the "New Scheme Limit") be and is hereby approved and any director of the Company be and is hereby authorized to do such act and execute such document to effect the New Scheme Limit."

6. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

   "**THAT:**

   (a) subject to paragraph (b) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase shares of HK$0.01 each Shares on the Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose ("Recognized Stock Exchange"), subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other Recognized Stock Exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the shares of the Company which the Company is authorised to repurchase pursuant to the approval in paragraph (a) of this resolution shall not exceed 10% of the Shares in issue as at the date of the passing of this resolution; and the authority pursuant to this resolution shall be limited accordingly; and

(c) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

7. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT**:

(a) subject to paragraph (c) of this resolution, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares of HK$0.01 each in the capital of the Company and to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements or options (including warrants, bonds and debentures convertible into Shares of the Company) which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted, whether pursuant to an option or otherwise, and issued by the Directors of the Company pursuant to the approval in paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined); (ii) any issue of Shares in the Company under any option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to subscribe for Shares in the Company; (iii) any issue of Shares in the Company as scrip dividend or any similar arrangement providing for the allotment of Shares in the Company in lieu of the whole or part of a dividend pursuant to the Bye-laws of the Company from time to time; or (iv) any issue of Shares in Company upon the exercise of rights of subscription or conversion under the terms of any warrants of the Company or any shares which are convertible into Shares of the Company, shall not exceed 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the passing of this resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this resolution,

"Relevant Period" means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by Bermuda law or the Bye-laws of the Company to be held; or

(iii) the date upon which the authority given under this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of Shares of the Company open for a period fixed by the Directors of the Company to the holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date, subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company."

8. As special business, to consider and, if thought fit, pass the following resolution, as an Ordinary Resolution:

"**THAT** conditional upon Ordinary Resolutions numbered 6 and 7 set out in the Notice convening this annual general meeting of the Company dated 29th July 2004 (the "Notice") being duly passed, the general mandate granted to the Directors of the Company pursuant to Ordinary Resolution numbered 7 set out in the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered 6 set out in the Notice, provided that such amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

9. As special business, to consider and, if thought fit, pass the following resolution, as a Special Resolution:

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the manner as follows:

Bye-law 1

1. By inserting the following new definition of "associate" after the definition of "Act" in existing Bye-law 1:

   ""associate"   the meaning attributed to it in the rules of the Designated Stock Exchange."

2. By deleting the words "a recognized clearing house within the meaning of section 2 of the Securities and Futures (Clearing Houses) Ordinance of Hong Kong or" from the definition of "Clearing House" in existing Bye-law 1.

Bye-law 76

1. By re-numbering existing Bye-law 76 as Bye-law 76(1);

2. By inserting the following as new Bye-law 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted."

Bye-law 86(4)

By deleting the word "special" and replacing therewith the word "ordinary" in line 2 of the existing Bye-law 86(4).

Bye-law 89

By deleting the existing Bye-law 89 in its entirety and replacing therewith the following new Bye-law 89:

"89. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that (if the Notice(s) are submitted after the dispatch of the notice of the general meeting appointed for such election) the period for lodgment of such Notice(s) shall commence on the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

Bye-law 104

By deleting the existing Bye-law 104 in its entirety and replacing therewith the following new Bye-law 104:

104.(1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and any of his associates are not in aggregate beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to Directors, his associates, and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director and/or his associates(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board."

List of all directors of the Company as at the date of this announcement

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-Executive Directors:
Mr. Fok Kin Ning, Canning
Ms. Shih Edith *(alternate to Mr. Fok Kin Ning, Canning)*
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit

Independent Non-Executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Tsang Link Carl, Brian
Mr. Kwok Ka Lap, Alva

By the Order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 29th July 2004

Principal place of business in Hong Kong:
8th Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. A member entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company. A member may appoint a proxy in respect of part only of his holding of Shares in the Company. Completion and return of an instrument appointing a proxy will not preclude a member from attending and voting in person at the annual general meeting.

2. In order to be valid, the proxy form and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority shall be deposited with the Company's branch registrar, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not less than 48 hours before the time appointed for holding the annual general meeting (or any adjourned meeting).

3. The register of members of the Company will be closed from Friday, 24th September 2004 to Monday, 27th September 2004, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers, accompanied by the relevant share certificates, must be lodged with the Company's branch registrars, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration not later than 4:00 p.m. on Thursday, 23rd September 2004.

"Please also refer to the published version of this announcement in China Daily"